                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




                                   (Check One)

[ ] Form 10-K &  [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q &  [ ] Form N-SAR
    Form 10-KSB                                    Form 10-QSB


                        For Period Ended: March 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.



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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                          MPSI SYSTEMS INC.
Former Name if Applicable:                        N/A
Address of Principal Executive Office:            4343 South 118th East Avenue
City, State and Zip Code:                         Tulsa, Oklahoma 74146

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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
                  expense;   [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar
                  day following the prescribed due date; and    [X]

         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached, if applicable.   [ ]

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

                  The financial statements necessary to complete Form 10-K of the Registrant for the fiscal year ended September 30, 2000 are not yet complete. Due to the material and pervasive impact on financial statement disclosures of a potential restructuring of the Registrant's note payable to its principal bank, the Registrant was unable to complete the annual report on Form 10-K which, as set forth below, has still not been filed and is still pending completion of a loan restructuring. The same elements precluded the Company from filing its Form 10-Q for the financial quarters ended December 31, 2000 and March 31, 2001. Loan classification, the status of compliance with certain loan covenants, debt service requirements, debt maturity and other significant terms of the loan are unsettled at this time. Management expects to be able to finalize this matter and complete the financial statements within the 5-day extension period applicable to the March 31 2001 Form 10-Q.

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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:

 James C. Auten, Chief Financial Officer         918            877-5607
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               (Name)                         (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                  [ ] Yes [X] No

             Form 10-K for the fiscal year ended September 30, 2000
               Form 10-Q for the quarter ended December 31, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                MPSI SYSTEMS INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



         May 15, 2001                           /s/ JAMES C. AUTEN
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                                                James C. Auten, Vice President
                                                and Chief Financial Officer





Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).